

By Electronic Mail

October 16, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: OSI ETF Trust
Issuer CIK: 0001479026
Issuer File Number: 333-212418 / 811-23167
Form Type: 8-A12B
Filing Date: October 16, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- O'Shares U.S. Quality Dividend ETF (OUSA)
- O'Shares U.S. Small-Cap Quality Dividend ETF (OUSM)
- O'Shares Global Internet Giants ETF (OGIG)
- O'Shares Europe Quality Dividend ETF (OEUR)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst